UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2023

Commission File Number 000-29962

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On 21 November 2023, Kazia Therapeutics Limited (the “Company”) issued a press release titled, “Kazia Provides Overview of Paxalisib Related Presentations from the Society of Neuro-Oncology 2023 Annual Meeting” providing highlights from certain clinical and preclinical presentations given by industry leaders at the Society of Neuro-Oncology 2023 Annual Meeting (“SNO 2023 Meeting”).

Key Paxalisib Highlights from SNO 2023 Meeting

•	Combining ONC201 and paxalisib for the treatment of diffuse midline glioma (DMG); the preclinical results underpinning the international Phase II clinical trial (NCT05009992)

Presenter: Evangeline R. Jackson; University of Newcastle, NSW, Australia

•	The mechanism of action of both paxalisib and ONC201 were reviewed as well as the synergistic effects of their combination in DMG preclinical models.

•	Specifically, the authors observed how ONC201 over activates the PI3K-AKT pathway, which is the target pathway for paxalisib

•	Consistent and statistically significant improvements were observed with the combination of paxalisb and ONC201 in DMG preclinical mouse models

•	Two patient case studies were discussed; each receiving the combination of paxalisib and ONC201 through compassionate access

•

16-year old female with advanced and relapsed diffuse intrinsic pontine glioma (“DIPG”) who demonstrated significant neurological improvements as well as rapid tumour regression after receiving the combination

•	Six-year old female with DIPG who received the combination of paxalisib and ONC201 after upfront radiation therapy. Tumor regression has been maintained for more than two years on paxalisib and ONC201

•	Exploiting the genetic dependency on PI3K/mTOR signaling for the treatment of H3-altered Diffuse Midline Glioma

Presenter: Ryan Duchatel, PhD; University of Newcastle, NSW, Australia

•	PI3K pathway activation is observed in >80% of all DMGs and was shown to be required for DMG cell growth.

•

The authors stated that the success of a monotherapy in DMG is highly unlikely; therefore they explored several combinations [of other therapies] with paxalisib with the aim of optimizing tolerability and efficacy of such combinations in preclinical mouse studies

•	Adding metformin to paxalisib was observed to improve hyperglycemia (elevated blood glucose) as well as extend the overall survival rate

•	The combination of paxalisib and enzastaurin (PKC inhibitor) was observed to further extend the overall survival when combined to radiation treatment

•	Authors concluded the triple combination of paxalisib, enzastaurin and metformin warranted further investigation in clinical trials

•	Phase I study of paxalisib and radiotherapy for CNS disease harboring PI3K pathway mutations: pilot analysis of circulating tumor DNA for patient eligibility confirmation and post-treatment response

Presenter: Brandon Imber, MD, Memorial Sloan Kettering Cancer Center, NYC, USA

•	A multi-institutional, Phase I trial of concurrent paxalisib and radiation therapy in patients with brain metastases with documented PI3K pathway mutations.

•	Study has expanded after data from the initial stage identified the maximal tolerated dose (45mg once daily) along with observed signals of clinical activity (100% response rate)

•

The authors observed that plasma circulating tumor DNA (“ctDNA”) was able to accurately confirm the tumor’s genetic mutations at baseline and can potentially be used as a biomarker to assess patient treatment response

•	The authors presented a representative case from the ongoing Phase I study:

•	70-year-old woman with metastatic breast cancer with tumor harboring PIK3CA mutation received radiation therapy in combination with paxalisib for brain metastases

•	Her baseline plasma ctDNA test before starting treatment detected the same PIK3CA mutation as her tumor

•

MRI scan three months after treatment demonstrated radiographic response. In addition, a 99% reduction in the amount of ctDNA with PIK3CA mutation compared to baseline was detected, indicating ctDNA can potentially be used as an accurate method to monitor response after radiation therapy in combination with paxalisib

•	This is the first time in this patient population to demonstrate a link between MRI findings and a blood-based measure of tumor burden (ctDNA)

•	PNOC022: a combination therapy trial using an adaptive platform design for patients with diffuse midline gliomas (DMGs) at initial diagnosis, post-radiation therapy and at time of therapy

Presenter: Sabine Mueller, MD, UCSF, San Francisco, USA

•	30 sites open to enrollment in North America, Europe and Australia.

•	Total enrollment to date: 137 patients

•	Cohort 1 (newly diagnosed) = 37 patients

•	Cohort 2 (post radiation therapy) = 69 patients (one patient was replaced due to physician preference)

•	Cohort 3 (at the time of recurrence) = 31 patients

•	Cohort 2 preliminary analyses (median follow-up time was approximately 9 months)

•	Median Overall Survival rate was 16.5 months

•	Median Progression Free Survival (“PFS”) was 9.9 months (central review is ongoing)

•

Analysis of preliminary data from all cohorts is still ongoing and the protocol is subject to amendment to refine dosing with the aim of improving tolerability and efficacy at which time the enrollment of new patients will start

•	Additional data includes ctDNA, microbiome and quality of life measures

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The Company hereby incorporates by reference the information contained herein, excluding Exhibit 99.1, into the Company’s registration statement on Form F-3 (File No. 333-259224).

EXHIBIT LIST

Exhibit	Description

99.1	Press Release of Kazia Therapeutics Limited dated 21 November 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

/s/ Karen Krumeich

Karen Krumeich

Chief Financial Officer

Date: 21 November 2023